14313 North May Avenue, Suite 100

Oklahoma City, Oklahoma 73134

February 10, 2015

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attn:	H. Roger Schwall, Assistant Director

Mark Wojciechowski

Re:	Gulfport Energy Corporation

Form 10-K for the Fiscal Year Ended December 31, 2013 (the “10-K”)

Filed February 28, 2014

File No. 0-19514

Dear Messrs. Schwall and Wojciechowski:

Set forth below are the responses of Gulfport Energy Corporation, a Delaware corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 29, 2015 with respect to Form 10-K for the fiscal year ended December 31, 2013 filed February 28, 2014 (the “Form 10-K”).

For your convenience, we have set forth below each Staff comment followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2013

General

1.	Your response to prior comment 3, clarifies that, notwithstanding the schedules for drilling reserve locations in the development plans that are reviewed and approved by your senior management and Board of Directors, you “periodically seek to re-optimize” these development plans by making “real time adjustments” that alter both the identification and timing of locations that are drilled in response to factors such as new data from recently completed wells, changes in the commodity price outlook and availability of infrastructure.

Previously, in your November 7, 2014 response to comments 2(b) and 5(b) and (c), regarding differences between the number of PUD locations scheduled to be drilled and those actually drilled in a given year, you described a similar approach in undertaking development activities. For example, with regard to your South Louisiana fields, you explained that when you book PUD locations in these fields, such locations are based on “the most attractive options available at that time,”

United States Securities and Exchange Commission

February 10, 2015

although because drilling plans are “returns-driven, with a focus on identifying the higher return wells” as new drilling opportunities arise, if you believe these will have more potential producing zones and higher reserves, you substitute such locations for those in the development plans that were approved by your senior management and Board of Directors. You further stated that “when it can drill a well with multiple zones (PDNPs) and better economics, it moves such locations ahead of PUDs on its drilling schedule with fewer zones.”

(a)	Tell us the extent to which senior management and your Board of Directors are each individually involved in approving such real time adjustments, i.e., deferrals, removals, and substitutions. In those circumstances where such approvals are obtained, tell us the factors that are considered by your senior management and Board of Directors in their decisions to defer rather than remove previously approved PUD locations that are displaced by new locations in then-current or multi-year development plans.

Response: As discussed in the Company’s January 8, 2015 response letter, factors that may warrant adjustments in the execution of the Company’s development plans in the Utica Shale include the availability of infrastructure, permitting delays, changes in the commodity price outlook and costs as well as other similar real time considerations that impact the Company’s ability to implement its plan. The Company uses the best available data when adopting its development plan annually but factors often change during the course of the year. In Southern Louisiana, which as of December 31, 2014 represented less than 5% of the Company’s proved reserves, adjustments may be based on similar factors as well as new data from recently completed wells in this very complex field. Senior management of the Company constantly monitors drilling and completion activities and receives ongoing updates from operations personnel regarding circumstances that may impact the drilling and completion schedule, potentially requiring an adjustment to the development plan over time. When factors arise warranting an adjustment to the approved drilling plan, senior management is advised and has the opportunity to approve or modify the changes to the drilling and completion schedule. An adjustment, when made, usually consists of a change in the timing of when a well is drilled and completed, not a removal of the well from the development plan. These intra-year adjustments have historically been approved by senior management rather than the Board of Directors. At least quarterly, the Company’s Board of Directors is provided with an update on operations, including drilling and completion activity levels.

(b)	Please also clarify the extent to which your senior management and Board of Directors, when adopting current or multi-year development plans, are fully apprised or aware of all changes to previously adopted development plans, including all previous deferrals, associated with locations for which PUD reserves continue to be claimed.

United States Securities and Exchange Commission

February 10, 2015

Response: In prior comment 3, the Company outlined the procedures taken when booking PUD reserves and the activity that occurs at year-end in connection with this process. In conjunction with year-end reserves preparation, the Company reviews its multi-year development plan. Based on this review, which occurs in conjunction with the annual capital budget process discussed in more detail below, the Company determines whether PUD locations should be deferred, substituted or removed. Members of senior management are actively involved in the year-end reserves process which leads to an approved development plan and are aware of all previously adopted development plans. Historically, the Board of Directors has been informed of year-over-year changes in reserves, has reviewed drafts of the Company’s Form 10-K containing detailed reserves disclosure as required by applicable rules and regulations of the Commission and has discussed this information in detail with senior management, including the information regarding proved reserves. In connection with the year-end 2014 process, the Company is providing the Board of Directors with additional, more specific information regarding changes to the previously adopted development plan, including deferrals associated with locations for which PUD reserves continue to be claimed. This information will also be provided to the Board of Directors in future periods.

(c)	Given your ongoing efforts to re-optimize your development plans and the resulting changes to the identification and timing of locations that are drilled, explain to us why the approval to adopt each successive new development plan that shifts your resources to develop properties with higher priority represents a final investment decision that complies with the standard of reasonable certainty with respect to the schedule to develop lower priority properties and wells from a given date forward under existing economic conditions, rather than the mere intent to develop such properties and wells. Refer to the definitions under Rule 4-10(a)(22), (a)(24) and (a)(31) of Regulation S-X, as well as Compliance and Disclosure Interpretation 131.04.

Response: In the Company’s prior response letters, it specified the procedures it undertakes in connection with the adoption of a development plan with respect to its PUD locations booked by the Company in its reserve report. Specifically, the Company advised the Staff that in the fourth quarter of each year, the Company has historically prepared its capital expenditure budget for the subsequent year. As part of the annual budget process, the Company analyzes the factors and procedures previously discussed by the Company in its response to Comment 4(a) of the Staff’s September 30, 2014 comment letter included in the Company’s response letter dated November 7, 2014. Based on this analysis and the financial capacity of the Company, the Company determines the number of wells that it plans to drill on operated assets for the subsequent year based on the then available data points. Further, the Company evaluates a multi-year outlook for developing the assets in each of its core areas, including its Southern Louisiana assets, which the Company has been continuously developing since 1997, and its Utica Shale assets, which the Company has been developing since it spud its first well on its Utica acreage in early 2012. The selected PUD locations are then incorporated in

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February 10, 2015

the Company’s budget and business plan, which is subsequently reviewed and approved first by the Company’s senior management and second by its Board of Directors. For assets operated by others, the Company works with the operator to determine a drilling schedule for the following year and the five-year plan with respect to the PUD locations determined by the operator. Based on these short-term and long-term considerations, the Company records proved undeveloped reserves only after a plan has been approved to complete the associated development drilling within five years of initial booking. This process is intended to ensure that PUD reserves are only claimed for locations where a final investment decision has been made either by the Company (in the case of operated acreage) or by the operator (in the case of non-operated acreage).

After a development plan has been adopted, the Company may periodically make adjustments to the approved development plan due to events or circumstances that have occurred subsequent to the time the plan was approved. As mentioned above, these circumstances may include availability of infrastructure, permitting delays, and new data from recently completed wells. Similarly, in subsequent years, the Company’s approved development plan may contain some modifications to a prior approved development plan for one or more of the reasons identified above. Each such successive year-end development plan that the Company approves is based on the best information the Company has available to it at that time and constitutes a final investment decision at that time based on that information, fulfilling the standard of reasonable certainty.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 242-4885 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Keri Crowell Keri Crowell
Vice President and Controller

cc:	Seth R. Molay, P.C.